Room 4561

	October 31, 2005

Mr. Jay Gelman
Chief Executive Officer
Alliance Distributors Holding Inc.
15-15 132nd Street
College Point, New York 11356

Re:	Alliance Distributors Holding Inc.
	Registration Statement on Form SB-2 filed October 7, 2005
	File No. 333-128892

Dear Mr. Gelman:

      This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Selling Security Holders, page 6

1. Please confirm that no selling security holder is a registered broker-dealer other than Sunrise Securities. Please elaborate in your disclosure on the investment-banking services provided by Sunrise Securities and the manner in which the compensation for the services was computed.

2. Please confirm that no selling security holder is an affiliate of a registered broker-dealer other than Smithfield Fiduciary and Rosenthal & Rosenthal. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling stockholders acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling security holders had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

3. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling security holders that are non-reporting entities. We note that Theseus Fund does not have such required disclosure. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Exhibit 5.1

4. We note that counsel opines on the legality of the shares of common stock currently outstanding as well as those underlying outstanding warrants. Your registration statement, however, includes the registration for resale of shares issuable upon conversion of your Series A preferred stock. Please have counsel opine on the legality of such shares.

Signatures

5. Please identify the person signing in the capacity of the controller or principal accounting officer or, otherwise, have your controller or principal accounting officer execute the registration statement. Please see the Instructions to Signatures on Form SB-2 for additional guidance.


*              *              *              *


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and
Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Anne
Nguyen, Special Counsel, at (202) 551-3611 or me at (202) 551-
3735.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Oscar D. Folger, Esq.
	521 5th Avenue
	New York, New York 10175
	Telephone: (212) 697-6464
	Facsimile:  (212) 697-7833